Exhibit (a)(1)(G)

May 28, 2014

DOCUMENT PACKAGE GUIDE

Dear Unitholder in Empire State Realty OP, L.P. (ESRO):

We now offer you the option to exchange some or all of your existing units in ESRO for new Private Perpetual Preferred Units. If you exchange, you will receive an increase in annual distribution from the current rate of $0.34 to $0.60, an increase of more than 75%.

This is a guide to the exchange offering documents enclosed which you should review, including the Letter of Transmittal to be signed and returned by you if you decide to exchange all or part of your existing units for higher-yielding Private Perpetual Preferred Units:

1.	Letter from Anthony E. Malkin, the Chairman, CEO and President of Empire State Realty Trust

2.	Instruction booklet for completing the Letter(s) of Transmittal

3.	Letter(s) of Transmittal to be completed, signed and returned by you if you elect to exchange your existing units for Private Perpetual Preferred Units

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You are receiving in this package one Letter of Transmittal (each in a different color) for each of your accounts at the depositary AST: one account for your units in a Series still subject to lock-up and a separate account for your unrestricted balance in such Series.

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If you have transferred any securities from AST to a brokerage account, you will also receive another package containing a slightly different Letter of Transmittal for each Series of units held by you in such brokerage account (without the item 2 instruction booklet). Please call MacKenzie Partners, Inc. at the number below with any question.

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Important note: you must complete a form for each account from which you wish to exchange units for Private Perpetual Preferred Units. We apologize for any duplication necessitated due to the different protocols of two different mailing services.

4.	Postage-prepaid return envelope

5.	Offer of Exchange with detailed disclosure regarding this exchange offer.

We suggest you first read the letter from Anthony Malkin for an overview of the exchange offering. In addition, if you would like to hear a pre-recorded conference call with Mr. Malkin and Executive Vice President and General Counsel Thomas N. Keltner regarding the exchange offering, please call toll-free (877) 870-5176 and enter code 227853, or go to the Presentations tab of the Investor Relations section at www.empirestaterealtytrust.com. The Q&A component of their call will be updated periodically to reflect investor questions. Please feel free to submit a question for that purpose at any time by email to ppp@empirestaterealtytrust.com.

We have engaged MacKenzie Partners, Inc. to assist in answering your inquiries. If you have any question or need assistance in completing the Letter(s) of Transmittal, please call toll-free (888) 410-7850. Additionally, certain Empire State Realty Trust professionals with whom you are familiar will be available to speak with unitholders.

You must make your own decision whether to tender any or all of your existing units for Private Perpetual Preferred Units. None of ESRO, ESRT, the information agent, the depositary or any other person is making any recommendation as to whether or not you should make this exchange.

Unless extended, the exchange offer is scheduled to expire on June 26, 2014. Thank you for your timely attention.